                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       Environmental Tectonics Corporation
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                                  Common Stock
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   294092-10-1
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                            Thomas P. Oldweiler, Esq.
                              Armbrecht Jackson LLP
                        63 South Royal Street, Suite 1300
                              Mobile, Alabama 36601
                                 (251) 405-1300
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                  June 29, 2005
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

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CUSIP NO.  294092-10-1                   13D                       Page 2 of 10
--------------------------------------------------------------------------------


---------------- -----------------------------------------------------------------------------------------------------
1.               NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
---------------- -----------------------------------------------------------------------------------------------------

                 Advanced Technology Asset Management, LLC (f/k/a ETC Asset Management, LLC)
                 (63-1280098)
---------------- -----------------------------------------------------------------------------------------------------

2.               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                 (A)   |_|
                 (B)   |X|
---------------- -----------------------------------------------------------------------------------------------------

3.               SEC USE ONLY

---------------- -----------------------------------------------------------------------------------------------------

4.               SOURCE OF FUNDS
                 (SEE ITEM 3 BELOW)
---------------- -----------------------------------------------------------------------------------------------------

5.               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          |_|

---------------- -----------------------------------------------------------------------------------------------------

6.               CITIZENSHIP OR PLACE OF ORGANIZATION
                 Alabama
---------------------------- -----------------------------------------------------------------------------------------

                             7.       SOLE VOTING POWER

                                      1,076,720 shares of Common Stock
                             -----------------------------------------------------------------------------------------
NUMBER OF
SHARES                       8.       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                              43,900 shares of Common Stock
EACH                         -----------------------------------------------------------------------------------------
REPORTING
PERSON                       9.       SOLE DISPOSITIVE POWER
WITH
                                      1,076,720 shares of Common Stock
                             -----------------------------------------------------------------------------------------

                             10.      SHARED DISPOSITIVE POWER

                                      43,900 shares of Common Stock
---------------------------- -----------------------------------------------------------------------------------------

11.              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,120,620 shares of Common Stock
---------------- -----------------------------------------------------------------------------------------------------

12.              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES    |_|
---------------- -----------------------------------------------------------------------------------------------------

13.              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 12.42%(1)
---------------- -----------------------------------------------------------------------------------------------------

14.              TYPE OF REPORTING PERSON
                 OO (Limited Liability Company)
---------------- -----------------------------------------------------------------------------------------------------

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CUSIP NO.  294092-10-1                   13D                       Page 3 of 10
--------------------------------------------------------------------------------

---------------- -----------------------------------------------------------------------------------------------------
1.               NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
---------------- -----------------------------------------------------------------------------------------------------

                 T. Todd Martin, III
---------------- -----------------------------------------------------------------------------------------------------

2.               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                 (A)   |_|
                 (B)   |X|
---------------- -----------------------------------------------------------------------------------------------------

3.               SEC USE ONLY

---------------- -----------------------------------------------------------------------------------------------------

4.               SOURCE OF FUNDS
                 (SEE ITEM 3 BELOW)
---------------- -----------------------------------------------------------------------------------------------------

5.               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          |_|

---------------- -----------------------------------------------------------------------------------------------------

6.               CITIZENSHIP OR PLACE OF ORGANIZATION
                 United States
---------------------------- -----------------------------------------------------------------------------------------

                             7.       SOLE VOTING POWER

                                      1,411,230 shares of Common Stock
                             -----------------------------------------------------------------------------------------
NUMBER OF
SHARES                       8.       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                              48,200 shares of Common Stock
EACH                         -----------------------------------------------------------------------------------------
REPORTING
PERSON                       9.       SOLE DISPOSITIVE POWER
WITH
                                      1,411,230 shares of Common Stock
                             -----------------------------------------------------------------------------------------

                             10.      SHARED DISPOSITIVE POWER

                                      48,200 shares of Common Stock
----------------------------------------------------------------------------------------------------------------------

11.              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,459,430 shares of Common Stock
---------------- -----------------------------------------------------------------------------------------------------

12.              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES    |_|
---------------- -----------------------------------------------------------------------------------------------------

13.              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 16.18%(1)
---------------- -----------------------------------------------------------------------------------------------------
14.
                 TYPE OF REPORTING PERSON
                 IN
---------------- -----------------------------------------------------------------------------------------------------

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CUSIP NO.  294092-10-1                   13D                       Page 4 of 10
--------------------------------------------------------------------------------

---------------- -----------------------------------------------------------------------------------------------------
1.               NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
---------------- -----------------------------------------------------------------------------------------------------

                 Allied Williams Companies, Inc. (f/k/a Allied Bruce Terminix Companies, Inc.)
                 (62-0639924)
---------------- -----------------------------------------------------------------------------------------------------

2.               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                 (A)   |_|
                 (B)   |X|
---------------- -----------------------------------------------------------------------------------------------------

3.               SEC USE ONLY

---------------- -----------------------------------------------------------------------------------------------------

4.               SOURCE OF FUNDS
                 (SEE ITEM 3 BELOW)
---------------- -----------------------------------------------------------------------------------------------------

5.               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)           |_|

---------------- -----------------------------------------------------------------------------------------------------

6.               CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware
---------------------------- -----------------------------------------------------------------------------------------

                             7.       SOLE VOTING POWER

                                      26,900 shares of Common Stock
                             -----------------------------------------------------------------------------------------

                             8.       SHARED VOTING POWER

NUMBER OF                             1,093,720 shares of Common Stock
SHARES                       -----------------------------------------------------------------------------------------
BENEFICIALLY
OWNED BY                     9.       SOLE DISPOSITIVE POWER
EACH
REPORTING                             26,900 shares of Common Stock
PERSON                       -----------------------------------------------------------------------------------------
WITH
                             10.      SHARED DISPOSITIVE POWER

                                      1,093,720 shares of Common Stock
---------------------------- -----------------------------------------------------------------------------------------

11.              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,120,620 shares of Common Stock
---------------- -----------------------------------------------------------------------------------------------------

12.              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES    |_|
---------------- -----------------------------------------------------------------------------------------------------

13.              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 12.42%(1)
---------------- -----------------------------------------------------------------------------------------------------

14.              TYPE OF REPORTING PERSON
                 CO
---------------- -----------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.  294092-10-1                   13D                       Page 5 of 10
--------------------------------------------------------------------------------

---------------- -----------------------------------------------------------------------------------------------------
1.               NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
---------------- -----------------------------------------------------------------------------------------------------

                 Equity Management, LLC
---------------- -----------------------------------------------------------------------------------------------------

2.               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                 (A)   |_|
                 (B)   |X|
---------------- -----------------------------------------------------------------------------------------------------

3.               SEC USE ONLY

---------------- -----------------------------------------------------------------------------------------------------

4.               SOURCE OF FUNDS
                 (SEE ITEM 3 BELOW)
---------------- -----------------------------------------------------------------------------------------------------

5.               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          |_|

---------------- -----------------------------------------------------------------------------------------------------

6.               CITIZENSHIP OR PLACE OF ORGANIZATION
                 Alabama
---------------------------- -----------------------------------------------------------------------------------------

                             7.       SOLE VOTING POWER

                                      17,000 shares of Common Stock
                             -----------------------------------------------------------------------------------------

NUMBER OF                    8.       SHARED VOTING POWER
SHARES
BENEFICIALLY                          1,103,620 shares of Common Stock
OWNED BY                     -----------------------------------------------------------------------------------------
EACH
REPORTING                    9.       SOLE DISPOSITIVE POWER
PERSON
WITH                                  17,000 shares of Common Stock
                             -----------------------------------------------------------------------------------------

                             10.      SHARED DISPOSITIVE POWER

                                      1,103,620 shares of Common Stock
---------------------------- -----------------------------------------------------------------------------------------

11.              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,120,620 shares of Common Stock
---------------- -----------------------------------------------------------------------------------------------------

12.              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES    |_|
---------------- -----------------------------------------------------------------------------------------------------

13.              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 12.42%(1)
---------------- -----------------------------------------------------------------------------------------------------

14.              TYPE OF REPORTING PERSON
                 OO (Limited Liability Company)
---------------- -----------------------------------------------------------------------------------------------------

(1) Based on shares of the Common Stock outstanding as of May 6, 2005, as reported in the Company's Form 10-K for the fiscal year ended February 25, 2005 (9,019,376).

--------------------------------------------------------------------------------
CUSIP NO.  294092-10-1                   13D                       Page 6 of 10
--------------------------------------------------------------------------------


ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock (the "Common Stock") of Environmental Tectonics Corporation (the "Company"). The Company's principal offices are located at County Line Industrial Park, Southampton, Pennsylvania 18966.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is being filed by (i) Advanced Technology Asset Management, LLC (f/k/a ETC Asset Management, LLC), an Alabama limited liability company ("ATAM"), with respect to shares beneficially owned by it; (ii) T. Todd Martin, III with respect to shares beneficially owned by him, (iii) Allied Williams Companies, Inc. (f/k/a Allied Bruce Terminix, Inc.), a Delaware corporation ("Allied"), with respect to shares beneficially owned by it; and
(iv) Equity Management, LLC, an Alabama limited liability company ("EM"), with respect to shares beneficially owned by it. ATAM, Mr. Martin, Allied and EM are collectively referred to herein as the "Filing Persons." The undersigned hereby file this statement on Schedule 13D on behalf of the Filing Persons pursuant to Rule 13d-1(k)(1)-(2) under the Securities Exchange Act of 1934, as amended (the "Act").

         (b) The business address of ATAM, Mr. Martin, Allied and EM is 50 Midtown Park East, Mobile, Alabama 36606.

         (c) ATAM is a limited liability company that was formed to own and manage its members' investment in the Company. Mr. Martin's principal occupation is an investor, and is manager of ATAM and EM and he is an officer and director of Allied. Allied is the successor to Allied Bruce Terminix, Inc., and its principal business is business strategic planning and acquisition. The principal business of EM is to facilitate its members' investments.

         (d) During the last five years, none of the Filing Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Filing Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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CUSIP NO.  294092-10-1                   13D                       Page 7 of 10
--------------------------------------------------------------------------------


         (f) Mr. Martin is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The requirements of this item are not applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

         Each of the Filing Persons acquired their shares of Common Stock for investment purposes. The Filing Persons previously reported their ownership of shares of Common Stock on Schedule 13G. The Filing Persons believe that the Common Stock is undervalued and represents an attractive investment opportunity.

         The primary interest of the Filing Persons is to maximize the value of the Common Stock of the Company for the benefit of all stockholders. To this end, the Filing Persons intend to continually review the Company's business affairs, financial position and future prospects, as well as conditions in the securities markets and general economic and industrial conditions.

         Depending upon the foregoing factors or any other factors deemed relevant by the Filing Persons, the Filing Persons may acquire additional shares of Common Stock, or dispose of all or part of their shares of Common Stock, in open market transactions, privately negotiated transactions or otherwise. Any such acquisitions or dispositions may be effected by the Filing Persons at any time without prior notice.

         The Filing Persons may engage in communications from time to time with one or more stockholders, potential suitors, officers or directors of the Company regarding strategic alternatives available to or explored by the Company, various means of maximizing stockholder value or other matters that, if effected, could result in or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as described herein, the Filing Persons do not have any present plans or intentions which would result in or relate to any of the matters set forth in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) ATAM beneficially owns 1,120,620 shares of Common Stock, which constitutes 12.42% of the Common Stock outstanding (based on shares of the Common Stock outstanding as of May 6, 2005, as reported in the Company's Form 10-K for the fiscal year ended February 25, 2005 (9,019,376)).

--------------------------------------------------------------------------------
CUSIP NO.  294092-10-1                   13D                       Page 8 of 10
--------------------------------------------------------------------------------


         Mr. Martin beneficially owns 1,459,430 shares of Common Stock, which constitutes 16.18% of the Common Stock outstanding (based on shares of the Common Stock outstanding as of May 6, 2005, as reported in the Company's Form 10-K for the fiscal year ended February 25, 2005 (9,019,376)).

         Allied beneficially owns 1,120,620 shares of Common Stock, which constitutes 12.42% of the Common Stock outstanding (based on shares of the Common Stock outstanding as of May 6, 2005, as reported in the Company's Form 10-K for the fiscal year ended February 25, 2005 (9,019,376)).

         EM beneficially owns 1,120,620 shares of Common Stock, which constitutes 12.42% of the Common Stock outstanding (based on shares of the Common Stock outstanding as of May 6, 2005, as reported in the Company's Form 10-K for the fiscal year ended February 25, 2005 (9,019,376)).

         (b) ATAM has the sole voting power and sole power to dispose of 1,076,720 shares of Common Stock. Mr. Martin has the sole voting power and sole power to dispose of 1,411,230 shares of Common Stock. Allied has sole voting power and sole power to dispose of 26,900 shares of Common Stock. EM has sole voting power and sole power to dispose of 17,000 shares of Common Stock.

         (c) In the past 60 days the Filing Persons have effected the following transactions:

         From May 18, 2005 through June 30, 2005, Mr. Martin purchased a total of 54,010 shares of Common Stock, as more fully described on Annex A attached hereto and made a part hereof.

         (d) N/A

         (e) N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None

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CUSIP NO.  294092-10-1                   13D                       Page 9 of 10
--------------------------------------------------------------------------------


                                    SIGNATURE


         After reasonable inquiry and to the best of their knowledge and belief, each of the parties set forth below certifies that the information set forth in this statement is true, complete and correct.

Date:    June 30, 2005

Advanced Technology Asset Management, LLC

By:   /s/ T. Todd Martin, III
     ------------------------
     T. Todd Martin, III
     Manager

      /s/ T. Todd Martin, III
     ------------------------
     T. Todd Martin, III


Allied Williams Companies, Inc.

By:  /s/ T. Todd Martin, III
     ------------------------
     T. Todd Martin, III
     Vice President

Equity Management, LLC

By:   /s/ T. Todd Martin, III
     ------------------------
     T. Todd Martin, III
     Manager

--------------------------------------------------------------------------------
CUSIP NO.  294092-10-1                   13D                      Page 10 of 10
--------------------------------------------------------------------------------


                                     ANNEX A

------------------------- ---------------------- ----------------------- ---------------------- ----------------------
       PURCHASER           DATE OF TRANSACTION    AMOUNT OF SECURITIES      PRICE PER SHARE        HOW TRANSACTION
                                                        ACQUIRED                                      EFFECTED
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
T. Todd Martin, III       5/18/2005              2,000                   $5.49                  AMEX
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
T. Todd Martin, III       5/19/2005              7,000                   $5.4814                AMEX
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
T. Todd Martin, III       5/20/2005              1,110                   $5.49                  AMEX
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
T. Todd Martin, III       5/27/2005              4,000                   $5.3125                AMEX
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
T. Todd Martin, III       6/3/2005               6,000                   $5.3393                AMEX
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
T. Todd Martin, III       6/15/2005              1,900                   $5.1984                AMEX
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
T. Todd Martin, III       6/21/2005              10,000                  $5.227                 AMEX
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
T. Todd Martin, III       6/22/2005              2,900                   $4.9834                AMEX
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
T. Todd Martin, III       6/23/2005              1,400                   $5                     AMEX
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
T. Todd Martin, III       6/24/2005              1,100                   $5.016                 AMEX
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
T. Todd Martin, III       6/29/2005              12,100                  $5.4619                AMEX
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
T. Todd Martin, III       6/29/2005              4,500                   $5.508                 AMEX
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
